EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2010	2009	2008	2007	2006
Earnings
1. Net income attributable to U.S. Bancorp	$3,317	$2,205	$2,946	$4,324	$4,751
2. Applicable income taxes, including expense related to unrecognized tax positions	935	395	1,087	1,883	2,112

3. Net income attributable to U.S. Bancorp before income taxes (1 + 2)	$4,252	$2,600	$4,033	$6,207	$6,863

4. Fixed charges:
a. Interest expense excluding interest on deposits*	$1,651	$1,818	$2,805	$3,693	$3,133
b. Portion of rents representative of interest and amortization of debt expense	101	94	83	76	71

c. Fixed charges excluding interest on deposits (4a + 4b)	1,752	1,912	2,888	3,769	3,204
d. Interest on deposits	928	1,202	1,881	2,754	2,389

e. Fixed charges including interest on deposits (4c + 4d)	$2,680	$3,114	$4,769	$6,523	$5,593

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	6,004	4,512	6,921	9,976	10,067
7. Earnings including interest on deposits (3 + 4e + 5)	6,932	5,714	8,802	12,730	12,456
8. Fixed charges excluding interest on deposits (4c)	1,752	1,912	2,888	3,769	3,204
9. Fixed charges including interest on deposits (4e)	2,680	3,114	4,769	6,523	5,593

Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	3.43	2.36	2.40	2.65	3.14
11. Including interest on deposits (line 7/line 9)	2.59	1.83	1.85	1.95	2.23

*	Excludes interest expense related to unrecognized tax positions